Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

December 10, 2015

Valerie J. Lithotomos

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance NextShares Trust (File Nos.: 333-197733; 811-22982) (“Trust I”)

Eaton Vance NextShares Trust II (File Nos.: 333-197734; 811-22983) (“Trust II”)

(collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter responds to additional comments provided by the staff of the Division of Investment Management (“Staff”) of the Securities and Exchange Commission (“Commission”) to the undersigned telephonically on December 9, 2015 regarding pre-effective amendment no. 4 to each Trust’s registration statement on Form N-1A filed on behalf of its respective series1 (each a “Fund” and together the “Funds”) on November 23, 2015. The comments and Registrants’ responses are set forth below. Each Registrant expects to file a pre-effective amendment no. 5 to its registration statement reflecting the relevant disclosure changes described herein.

Comment No. 1:  Please change the section caption in the statutory prospectus entitled “Prior Related Performance Information” to “Prior Related Performance of Similar Accounts.”

Response 1:  The requested change has been made to each relevant Fund statutory prospectus.

Comment No. 2:  Include a statement in the first paragraph under “Prior Related Performance Information” that the performance of the similarly managed account is not the performance of the Fund.

Response 2:  The requested statement has been added to each relevant Fund statutory prospectus.

Comment No. 3:  In the statutory prospectus for Parametric Emerging Markets NextShares, explain the statement in the first paragraph under “Prior Related Performance Information” that states:  The performance shown below reflects the deduction of the investment advisory fee for the investment mandate, which is higher than the investment advisory fee of the applicable Fund (net of expense reimbursement).

___________________

1The registration statement for Eaton Vance NextShares Trust registers shares of the following ten series: Eaton Vance Balanced NextShares; Eaton Vance Global Dividend Income; Eaton Vance Growth NextShares; Eaton Vance Large-Cap Value NextShares; Eaton Vance Small-Cap NextShares; Eaton Vance Stock NextShares; Eaton Vance Richard Bernstein All Asset Strategy NextShares; Eaton Vance Richard Bernstein Equity Strategy NextShares; Parametric Emerging Markets NextShares; and Parametric International Equity NextShares.

The registration statement for Eaton Vance NextShares Trust II registers shares of the following eight series: Eaton Vance Bond NextShares; Eaton Vance Floating-Rate & High Income NextShares; Eaton Vance Global Macro Absolute Return NextShares; Eaton Vance Government Obligations NextShares; Eaton High Income Opportunities NextShares; Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares; Eaton Vance High Yield Municipal Income NextShares; and Eaton Vance National Municipal Income NextShares.

Valerie J. Lithotomos

December 10, 2015

Response 3:  The referenced statement has been revised to state as follows (changes are underscored):  “The performance shown below reflects the deduction from the similarly managed accounts of the investment advisory fee for the investment mandate, which is lower than the investment advisory fee and estimated other expenses of Parametric Emerging Markets NextShares (net of expense reimbursement).”  The disclosure under “Prior Related Performance Information” has also been reorganized to provide the prior related performance information for Parametric Emerging Markets NextShares under a separate sub-heading from the prior related performance information for Parametric International Equity NextShares.

Comment No. 4:  Under “Prior Related Performance Information,” please be specific as to the effect on the performance of the similarly managed accounts if they had been subject to the same fees and expenses as the relevant Fund (i.e., do not simply state that the performance would have been different).

Response 4:  The requested change has been made to each relevant Fund statutory prospectus.

Comment No. 5:  In the statutory prospectus for Parametric Emerging Markets NextShares, revise the last sentence of the first paragraph under “Prior Related Performance Information” to state the number of similarly managed accounts that are not subject to the Investment Company Act of 1940.

Response 5:  The sentence has been revised to state that four of Parametric Emerging Markets NextShares’ similarly managed accounts are not subject to the Investment Company Act of 1940.

Representations:

The Trusts acknowledge that:

●

should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

●

the Trusts may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President